SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Summary Report of Form 20-F for the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: August 5, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

IMPORTANT NOTES

This Summary Report was despatched to the holders of American Depositary Receipts on July 28, 2004 in compliance with the New York Stock Exchange Listed Company Manual. The content of this Summary Report is extracted from the Company’s annual report on Form 20-F as filed with the Securities and Exchange Commission of the United States on June 28, 2004.

Summary Report of Form 20-F
for the year ended December 31, 2003

Dear ADR Holders,

On June 28, 2004, PCCW Limited (the “Company”) filed its annual report on Form 20-F for the year ended December 31, 2003 (the “2003 Form 20-F”) with the Securities and Exchange Commission of the United States (“SEC”) and thereafter submitted a copy of the 2003 Form 20-F to the New York Stock Exchange, Inc.

Our consolidated financial statements included in the 2003 Form 20-F are prepared in accordance with generally accepted accounting principles in Hong Kong (“HK GAAP”), which is our primary reporting framework. HK GAAP differs in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). This summary report is to provide you with those extracts of the 2003 Form 20-F that describe these differences.

A copy of the complete 2003 Form 20-F is available on the Company’s website at www.pccw.com under “Investors” and “Financial Results” or on the SEC’s website at www.sec.gov/index.htm under “Filing & Forms (EDGAR)”. A copy of the 2003 Form 20-F is also available for inspection at the Company’s registered office in Hong Kong.

Alexander Anthony Arena
Group Chief Financial Officer
July 23, 2004

EXTRACTS FROM FORM 20-F

The following is extracted and summarized from the Company’s 2003 Form 20-F and the exhibits thereto as filed with the SEC.

Our primary financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. The following table summarizes the adjustments considered necessary to restate (loss)/profit attributable to shareholders to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

		Year ended December 31,
		2003	2002	2001
	Notes	HK$ million	HK$ million	HK$ million
(Loss)/Profit attributable to shareholders
as reported under HK GAAP		(6,100)	(7,762)	1,343
US GAAP adjustments:
Provision for impairment of goodwill
attributable to	(a)
— subsidiaries		(6)	178	(7)
— investments equity accounted for		(203)	1,809	(10,338)
Amortization of goodwill	(a) & (c)	82	85	(7,698)
Provision for impairment of
intangible assets	(b)	—	(4,703)	—
Amortization of intangible assets	(b)	(283)	(283)	(735)
Mark-to-market of derivatives and
marketable securities	(d) & (p)	(641)	1,324	(551)
Employee Stock Option Scheme	(e)	(69)	(193)	(427)
Depreciation of investment properties	(h)	(291)	(279)	(153)
Deferral of up-front fees	(i)	(131)	(138)	(135)
Expenses relating to non-employee
stock options	(j)	(53)	(67)	(100)
Provision for onerous contracts	(k)	41	(534)	(568)
Deferred taxes arising from other
GAAP differences	(l)	101	716	408
Retirement scheme costs	(m)	(57)	(369)	25
Loss on disposal of interest in RWC	(q)	—	1,771	—
Others	(r)	51	(23)	(40)

Loss for the year before cumulative effect
of a change in accounting principle		(7,559)	(8,468)	(18,976)
Cumulative effect of change in accounting
principle, net of tax	(a)(ii)	—	(43,589)	—

Net loss		(7,559)	(52,057)	(18,976)

Year ended December 31,
		2003	2002	2001
		HK$	HK$	HK$
Loss per Share under US GAAP
—	Basic
Loss for the year before cumulative
effect of a change in accounting
	principle	(152.18) cents	(182.22) cents	(411.88) cents
	Net loss	(152.18) cents	(1,120.19) cents	(411.88) cents

—	Diluted
Loss for the year before cumulative
effect of a change in accounting
	principle	(152.18) cents	(182.22) cents	(411.88) cents
	Net loss	(152.18) cents	(1,120.19) cents	(411.88) cents

Loss per ADS under US GAAP*
—	Basic
Loss for the year before cumulative
effect of a change in accounting
	principle	(1,521.79) cents	(1,822.19) cents	(4,118.77) cents
	Net loss	(1,521.79) cents	(11,201.92) cents	(4,118.77) cents

—	Diluted
Loss for the year before cumulative
effect of a change in accounting
	principle	(1,521.79) cents	(1,822.19) cents	(4,118.77) cents
	Net loss	(1,521.79) cents	(11,201.92) cents	(4,118.77) cents

* One ADS is equivalent to 10 Shares.

The following table summarizes the effect on shareholders’ (deficit)/equity of the differences between HK GAAP and US GAAP.

		December 31,
		2003	2002
	Notes	HK$ million	HK$ million

Shareholders’ deficit as reported under HK GAAP		(7,839)	(5,916)

US GAAP adjustments:
Goodwill — cost	(a) & (c)	141,412	141,412
Goodwill — amortization and provision
for impairment loss	(a)	(65,607)	(64,817)
Intangible assets — cost	(b)	10,694	10,694
Intangible assets — amortization and provision
for impairment loss	(b)	(6,004)	(5,721)
Accumulated depreciation on investment properties	(h)	(876)	(585)
Investments in derivatives and investment securities	(d) & (p)	745	1,337
Property revaluation reserve	(h)	(305)	—
Retirement scheme costs	(m)	344	401
Deferral of up-front fees	(i)	(498)	(367)
Deferred taxes arising from other GAAP differences	(l)	(497)	(598)
Non-employee stock options	(j)	(231)	(178)
Expenses relating to onerous contracts	(k)	36	(5)
Others	(r)	322	246

		79,535	81,819

Shareholders’ equity under US GAAP		71,696	75,903

(a)	Accounting for goodwill

(i)	With effect from January 1, 2001, upon the adoption under HK GAAP of Hong Kong Statement of Standard Accounting Practice (“HK SSAP”) 30, “Business Combinations”, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. Goodwill previously eliminated against reserves may not be restated as an asset upon the adoption of HK SSAP 30. However, goodwill that is taken initially to reserves which is not restated as an asset on adoption of HK SSAP 30 is required to be tested for impairment annually. Goodwill, which is amortized over a period exceeding 20 years, is also required to be tested for impairment annually. An impairment loss is recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

(ii)

Under US GAAP, prior to January 1, 2002, goodwill arising on acquisitions was accounted for as an asset and amortized over the estimated period of benefit ranging from 10 to 20 years and subject to impairment. If the carrying value of the asset group which includes the goodwill exceeded the total expected undiscounted future cash flows, an impairment loss was measured using fair value of the asset group and was charged to the income statement as an expense.

Upon the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill and goodwill included in the carrying value of equity method investments are no longer to be amortized. However, the Group is required to perform goodwill impairment tests in accordance with the provisions of SFAS No. 142.

SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. In preparation for the adoption of SFAS No. 142, the Group had completed the transitional impairment test of goodwill as of January 1, 2002 by comparing the fair value of its reporting units to their carrying values. The fair value of TSS1 reporting unit, as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value. The allocation of fair values to identifiable tangible and intangible assets resulted in an implied fair value of the goodwill associated with the reporting unit of HK$75,000 million. As a result, a goodwill impairment loss of HK$40,190 million was recorded as at January 1, 2002. For other reporting units, the Group determined that there was no indication of impairment at that time. In addition, the Group has recorded an additional HK$3,399 million of transitional goodwill impairment loss, representing its share of transitional goodwill impairment loss in connection with the Group’s investment in RWC as at January 1, 2002. Please refer to note (q) for discussion on implementation of SFAS No. 142 by RWC. Accordingly, the total impairment losses of HK$43,589 million have been recorded as a cumulative effect of change in accounting principle in the consolidated income statement as of January 1, 2002.

(iii)

The Group performed the annual goodwill impairment tests for all the reporting units as of October 31, 2003. Based on those tests, the fair value of the JALECO reporting unit as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$748 million for the year that is included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2003. For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed.

During 2002, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2002, only the fair value of the PCC reporting unit included in “Others” as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$131 million that is included in “Provision for impairment losses” in the consolidated income statement for the year ended December 31, 2002.

In 2001, in connection with the contribution of the Group’s IP Backbone Business to Reach in February 2001, the Group de-consolidated the individual categories of assets and liabilities of the related business and recorded its investment in Reach as an investment in jointly controlled companies under the one-line equity method of accounting. The Group reflected these amounts at fair value, recording an impairment loss of HK$9,976 million, as the fair value was determined to be less than the Group’s carrying amount of the IP Backbone Business at the formation of Reach under US GAAP.

(b)	Accounting for identifiable intangible assets

Under HK GAAP, identifiable intangible assets have been limited to those assets that can be identified and controlled, and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

Under US GAAP, identifiable intangible assets are required to be determined separately from goodwill based on fair value. SFAS No. 141, “Business Combinations”, which became effective and was adopted by the Group on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As at the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as at the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that have been included in the amount reported as goodwill should be reclassified and accounted for as intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

As of January 1, 2002, the adoption of SFAS No. 141 and SFAS No. 142 has resulted in reclassification of intangible assets with a net book value of HK$751 million to goodwill. The related deferred tax impact of HK$121 million has also been reclassified to goodwill resulting in a net addition to goodwill of HK$630 million.

With the adoption of SFAS No. 142 on January 1, 2002, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives which are no longer limited to 40 years.

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under US GAAP, SFAS No. 144 which became effective January 1, 2002 requires that intangible assets with finite useful lives be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

During 2002, the local telephony services subscriber list, that is not recognized as an intangible asset under HK GAAP, was tested for impairment in view of the estimated increase in churn rate of existing direct exchange lines resulting from full liberalization of the fixed line telecommunication market since the beginning of 2003, competition from other fixed line operators, and substitution by broadband access lines and wireless telecommunications services. Based on the impairment test performed, the fair value of the local telephony services subscriber list determined by the excess-earning method was less than its carrying value. Hence, the Group recorded an impairment loss of HK$4,703 million which has been included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2002. No provision for impairment of the local telephony services subscriber list was recorded for the year ended December 31, 2003.

(c)	Measurement date for the market price of acquirer’s securities

Under HK GAAP, the value of the acquirer’s marketable equity securities issued to effect a purchase business combination is determined on the effective date of the acquisition which is the earlier of the date on which consideration passes or the date on which an offer becomes or is declared unconditional.

Under US GAAP, the value of the acquirer’s marketable equity securities issued to effect a purchase business combination should be determined based on the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of final application of the formula pursuant to the acquisition agreement, on which subsequent applications of the formula do not result in a change in the number of shares or the amount of other consideration without regard to the need to obtain shareholder and regulatory approvals.

The measurement date for the acquisition of HKT has been determined for US GAAP to be May 25, 2000, the date of announcement of the recommendation of a Scheme of Arrangement by the HKT board and independent directors to its shareholders. The use of this measurement date has resulted in a decrease in goodwill for US GAAP purposes of HK$9,789 million as of the acquisition date.

(d)	Investment in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provisions for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealized holding gain or loss is recognized in the income statement.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and, thus, held for only a short period of time. Trading securities are carried at fair value and any unrealized gains or losses are included in net profit or loss for the period. Available-for-sale securities are investments not classified as trading securities. Available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of comprehensive income.

If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

(e)	Employee Stock Option Scheme

The Group follows the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. In accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”, the Group has selected only the disclosure provisions related to employee stock options and follows the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for share options granted to employees. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the Shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2001 and 2002, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring remeasurement at each reporting date. There was no re-pricing of staff options in 2003.

(f)	Share Award Schemes

The Company has established Share Award Schemes in 2002 under which selected employees are awarded Shares at no cost to the employees. Directors of the Company are not eligible to participate in either scheme. The Shares are either newly issued at par value or are purchased from the open market. Compensation expense for Shares either purchased from the market or newly issued under the Share Award Schemes is recognized at the date of grant and amortized over the respective vesting period. Under HK GAAP, the amount of compensation expense is measured by the issue price of the Shares for newly issued Shares which is the par value of the Shares or the purchase price for shares purchased from the market. Under US GAAP, the amount of compensation expense is measured by the quoted market price of the Shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of Shares that may be issued to an employee.

(g)	Shares granted by principal shareholder

Under HK GAAP, Shares granted by the principal shareholder to employees of the Group are not recognized in the financial statements.

Under US GAAP, Shares granted by the principal shareholder to employees of the Group are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the Shares at the date of grant and is charged to the income statement as a compensation expense when the Shares become vested.

(h)	Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

(i)	Revenue recognition

Under HK GAAP, revenues are recognized when services are provided, including up-front fees received for installation of equipment and activation of customer service, among others.

Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” issued by the SEC, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, the Group amortizes these up-front fees over periods of 20 years.

(j)	Non-employee stock options

Under HK GAAP, share options issued for the provision of goods and services are not recognized in the Group’s financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

(k)	Onerous contract

Under HK GAAP, if an enterprise has a contract that is onerous, the present obligation under the contract should be recognized and measured as a provision. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, no provision is allowed for obligations under onerous contracts.

(l)	Deferred income taxes

Under HK GAAP, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

For US GAAP purposes, deferred tax assets and liabilities are recognized for the expected future tax consequences of all taxable temporary differences and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realized.

In general, deferred income taxes under HK GAAP and US GAAP are similar. However, as a result of the corresponding deferred tax effect for the GAAP differences mentioned elsewhere in this summary report such as intangible assets, there are differences in the deferred income tax recognized under HK GAAP and US GAAP.

(m)	Retirement scheme costs

With the adoption under HK GAAP of HK SSAP 34 “Employee benefits” from January 1, 2002, costs of retirement benefits are assessed using the projected unit credit method and the cost of providing retirement benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The Group chose to recognize the entire transitional liability, which represents the excess of the defined benefit obligation over fair value of the scheme assets as at January 1, 2002 of HK$521 million, against the opening balance of the accumulated deficit as at January 1, 2002 and carry such liability in the consolidated balance sheet as non-current liabilities.

Whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period. The Group adopted SFAS No. 87 on May 25, 2000, i.e. the date of the Company’s acquisition of HKT in 2000 for US GAAP purposes.

SFAS No. 88 addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme. The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled. When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss.

On adoption of HK SSAP 34 on January 1, 2002 for HK GAAP purposes, the accounting for retirement scheme costs became substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

In conjunction with the acquisition of HKT, the Company assumed sponsorship of HKT’s defined benefit schemes.

(n)	Accounting for subsidiaries under temporary control

Under HK GAAP, the Group’s control over its interests in HKT Group’s IP Backbone Business and Hong Kong wireless communications business was intended to be temporary, and accordingly, the Group did not consolidate the subsidiaries that operated these businesses from the date of acquisition of the HKT Group to February 1, 2001, the date of completion of the Telstra Alliance. Under US GAAP, the application of accounting principles with regard to temporary control is restricted to those circumstances that lie outside of the Group’s control, except in specific situations wherein the disposal of an entire subsidiary is contemplated at the time of acquisition in a business combination. Accordingly, the Group was precluded from excluding these businesses from its consolidation until the completion of the Telstra Alliance in February 2001.

Upon completion of the Telstra Alliance in February 2001, the Group reflected its IP Backbone alliance as the formation of a joint venture together with a disposal of its 60% interest in the Hong Kong wireless communications business. Subsequently, the Group has presented its respective interests in these businesses under US GAAP using the equity method of accounting. Accordingly, a fundamental change has occurred from February 2001 in the presentation of the Group’s financial results in accordance with US GAAP, including (i) the de-consolidation of individual categories of assets and liabilities to reflect such amounts as part of the investment in each business under the one-line equity method, and (ii) the exclusion of separate categories of revenues and expenses for these businesses, reflecting such amounts as equity in earnings of associates based on the Group’s economic interest in each business.

(o)	Impairment of long-lived assets

Under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. An impairment of long-lived assets is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve in respect of the same item. Any excess will be charged to the income statement.

Under US GAAP, if the carrying value of a long-lived asset is less than its undiscounted sum of estimated future cash flows, the long-lived asset should be adjusted downward to the lower of carrying value and fair value less cost to sell, establishing a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

During the year under both HK and US GAAPs, the Group has made provisions for impairment of fixed assets and intangible assets of HK$1,167 million (2002: HK$232 million) and HK$351 million (2002: HK$4,703 million) respectively, which is included in “Provisions for impairment losses” in the consolidated income statement. Provisions for impairment of fixed assets made in 2002 included provisions for fixed assets relating to the Internet Services business and for Powerb@se, the Group’s Internet Data Centers infrastructure in Hong Kong under both HK and US GAAPs. For the provision for impairment of intangible assets made in 2002, please refer to note (b) above.

(p)	Derivative instruments

Under HK GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Company adopts the following accounting policies under HK GAAP:

  Derivative financial instruments are not recognized in financial statements;

  Premiums received or paid on written or purchased equity options are amortized over the terms of the options;

  Premiums received or paid on early terminations or amendments of contract terms of the financial instruments and derivatives and any unamortized balance of premiums received or paid on terminated or amended financial instruments or derivatives are recognised in the income statement in the year of termination or amendment;

  Interest income or expenses arising from the interest rate swap contracts are netted off against the related interest income or expenses applicable to the on-balance sheet items.

Under US GAAP, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into income statement in the same period during which the hedged forecasted transaction affects. During the year ended December 31, 2003, the Company’s derivative instruments are either not designated as a hedging relationship or do not qualify for hedge accounting under SFAS 133. Therefore, changes in fair value of the derivative instruments, which was a loss of HK$644 million (2002: gain of HK$1,350 million), have been recognized in income statement for the year ended December 31, 2003.

In 1999, the Group issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by the Company. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument was recorded based on the fair value at the date of grant and purchase accounting was applied to allocate value to the net assets acquired. Under HK GAAP, the option was not recognized in the financial statements until the minority shareholder exercised the options for exchange of shares in 2001 and 2002. As a result of the change in estimated fair value of the Group’s obligations under this instrument, a release of a part of provision amounting to approximately HK$464 million and HK$477 million were recorded under HK GAAP for the year ended December 31, 2002 and 2001 respectively.

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities, which have been classified as other investments and trading securities in the financial statements under HK GAAP and US GAAP respectively. Each of these equity swap contracts comprise a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. A deemed gain of HK$10 million from the forward sale was recognized in the income statement for the year ended December 31, 2002. The premium received from writing the call option was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2003, the aggregate carrying amount of the debt instrument and the compound derivatives were HK$198 million (2002: HK$194 million) and HK$42 million (2002: HK$39 million) respectively.

(q)	Loss on disposal of interest in RWC

The Company disposed of its remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

For US GAAP purposes, on first adoption of SFAS 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. The Group’s share of the impairment loss was HK$3,399 million and was included in “Cumulative effect of change in accounting principle, net of tax” in the income statement for the year ended December 31, 2002 with a corresponding reduction in the carrying value of the Group’s investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when the Group’s 40% interest in RWC was sold in June 2002.

(r)	Others

Included in others are certain guarantees received from a shareholder and other insignificant GAAP differences.

SIGNIFICANT DIFFERENCES FROM CORPORATE GOVERNANCE PRACTICES FOR U.S. COMPANIES

PCCW believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to U.S. companies.

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The SEHK Listing Rules require each listed company to include in its annual report to shareholders a statement as to whether or not it has complied with the Code of Best Practice appended to the SEHK Listing Rules, or the Code, throughout the accounting period covered by the annual report. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. Throughout the year ended December 31, 2003, we complied fully with the Code save that our non-executive directors are not appointed for a specific term of office. Following the amendments to our Articles of Association effective January 7, 2003, our directors (including non-executive directors) are subject to retirement by rotation and shall be eligible for re-election at each annual general meeting. The Code does not currently require us to disclose the full range of corporate governance guidelines with which we comply and does not cover all the subjects that must be addressed in the corporate governance guidelines under NYSE rules.

Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. PCCW’s Nomination Committee includes a majority of members who are independent and the Chairman of this Committee is an independent non-executive director. The Nomination Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for PCCW. As stated above, PCCW is subject to the corporate governance principles of the Code.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2003, our non-executive directors met twice as a group without the Chairman or other executive directors present. However, the Code currently has no provisions in relation to this practice.

Under NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors while the SEHK Listing Rules require companies to have at least three independent non-executive directors. As at May 31, 2004, our Board of Directors included five independent non-executive directors, which represents one third of its total members.

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. In accordance with NYSE listing rules applicable to foreign private issuers, our Group Managing Director is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, our Group Managing Director is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us.

DEFINITIONS

In this summary report, unless the context otherwise requires, the following expressions have the following meanings:

“ADS”	American Depositary Shares, each representing 10 Shares, being rights and interests in the Shares deposited with Citibank, N.A. as depositary pursuant to the securities law and regulations of the U.S.

“Company” or “PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on The Stock Exchange of Hong Kong Limited and has securities in the form of American Depositary Receipts listed on the New York Stock Exchange, Inc.

“Group”	the Company and its subsidiaries

“HK GAAP”	generally accepted accounting principles in Hong Kong

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKT”	PCCW-HKT Limited, a company incorporated in Hong Kong with limited liability

“HKT Group”	HKT and its subsidiaries prior to the Scheme of Arrangement

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“IP Backbone Business”	the international wholesale business and assets (including submarine cables, satellite assets, points of presence and other Internet protocol backbone infrastructure assets) previously held by the HKT Group but which now comprises part of the Telstra Alliance

“JALECO”	JALECO LTD. (formerly Pacific Century CyberWorks Japan Co., Ltd.), the Company’s majority-owned subsidiary listed in Japan

“NYSE”	New York Stock Exchange, Inc.

“PCC”	Pacific Convergence Corporation, Ltd., which provides interactive data and broadcast services

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability

“RWC”	Joint Venture (Bermuda) No. 2 Limited, which indirectly owns 100% of Hong Kong mobile operator Hong Kong CSL Limited. After the purchase of 60% of RWC by Telstra Corporation Limited in February 2001, the Group owned the remaining 40% until this interest was sold to Telstra Corporation Limited on June 28, 2002

“Scheme of Arrangement”	The scheme of arrangement between HKT and its then shareholders under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) which became effective on August 17, 2000

“SEC”	the Securities and Exchange Commission of the United States

“SEHK Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Shareholder(s)”	holder(s) of Shares

“Share(s)”	share(s) of HK$0.25 each in the capital of the Company after the 1-for-5 share consolidation effective January 8, 2003

“Share Award Schemes”	The two employee share incentive award schemes of the Company established on June 10, 2002 and November 15, 2002 respectively

“Employee Stock Option Scheme”	the employee share option scheme of the Company adopted on September 20, 1994 (as amended and restated on May 23, 2002 and incorporating changes made on March 20, 2003)

“Telstra Alliance”	the strategic alliance between certain members of the Group and Telstra Corporation Limited which completed with effect as of February 2001

“TSS1”	the Group’s Telecommunications Services reporting unit, comprising its Hong Kong fixed-line telecommunications services, which include Internet access and multimedia content, and exclude BtN Access

“U.S.” or “United States”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

INFORMATION ABOUT SUMMARY REPORT

The content of this Summary Report is extracted from the Company’s annual report on Form 20-F as filed with the Securities and Exchange Commission of the United States on June 28, 2004.

CHINESE TRANSLATION

A Chinese translation of this Summary Report is available on the Company’s website at www.pccw.com under “Investors” and “Financial Results” or from the Company’s registered office at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on request.